SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 8)


                 LYONDELL PETROCHEMICAL COMPANY
                       (Name of Issuer)

             Common Stock, par value $1 per share
                (Title of Class of Securities)

                          552078 10 7
                        (CUSIP Number)


                      Diane A. Ward, Esq.
              Senior Counsel - Securities & Finance
                   Atlantic Richfield Company
                     515 South Flower Street
                     Los Angeles, CA  90071
                         (213) 486-2808
       ---------------------------------------------------
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         July 28, 1997
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such claim. (See Rule 13d-7).


                        Page 1 of 7 Pages

CUSIP No.   552078 10 7


Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer
                          Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  WC

Response to Question  5:  Not Applicable

Response to Question  6:  Delaware

Response to Question  7:  39,921,400

Response to Question  8:  0

Response to Question  9:  39,921,400

Response to Question 10:  0

Response to Question 11:  39,921,400

Response to Question 12:  Does not include an aggregate
                          of 11 shares owned by certain
                          executive officers of ARCO
                          [see Schedule I attached hereto]

Response to Question 13:  49.90%

Response to Question 14:  CO


                         Page 2 of 7 Pages

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph at the end thereof:

Exchangeable Notes due September 15, 1997:

          On August 8, 1994, ARCO issued $988 million of three year Exchangeable Notes due September 15, 1997, each Note priced at $24.75 and carrying a 9.0% annual coupon. The Exchangeable Notes are exchangeable by ARCO at maturity into shares of Lyondell Common Stock at a price determined in accordance with the terms of the Notes or, at ARCO's option, for cash with an equal value.
     ARCO's decision to settle for cash or shares must be made on or before August 1, 1997.

          On March 24, 1997, ARCO announced its present intention to settle all its 9% Exchangeable Notes due September 15, 1997 with Lyondell Petrochemical
     Company stock currently owned by ARCO.

          On July 28, 1997, ARCO finalized its decision to settle all of the Exchangeable Notes with Lyondell Petrochemical Company stock it currently owns and stated that it expected to realize a gain of approximately $300 million upon the exchange.

          Recently, Lyondell Common Stock has traded close to the issue price of the Notes ($24.75).
     The Notes were structured such that ARCO retains approximately the first 12% in stock price appreciation above the issue price. Therefore, if the final pricing of the stock settlement exceeds
     $24.75, ARCO will retain a small stockholding, which it plans to sell at such times and in the manner deemed in the best interest of the Company.


                       Page 3 of 7 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 ATLANTIC RICHFIELD COMPANY


                                     /s/ ALLAN L. COMSTOCK
                                 By_____________________________
                                   Allan L. Comstock
                                   Vice President and Controller


Dated:  July 29, 1997


                         Page 4 of 7 Pages

                            Schedule I

             Executive Officers and Directors of ARCO

The name and principal occupation or employment of each of the directors and executive officers of ARCO are set forth below, together with certain other information. As of July 28, 1997, the percentage of shares of any class of equity securities of ARCO or of Lyondell Petrochemical Company beneficially owned by all directors and officers as a group did not exceed 1% of the class so owned. As of July 28, 1997, certain of the executive officers own Common Stock of Lyondell Petrochemical Company, as described in the footnotes to Table I. Unless otherwise noted, each individual has sole voting and investment power. All directors and officers listed below are citizens of the United States. The address of each of the executive officers of ARCO is 515 South Flower Street, Los Angeles, California 90071.

Table I.  Executive Officers (including Officers who are also Directors)

                                Principal Occupation
                                         or
         Name                        Employment
         ----                   --------------------

     M. R. Bowlin               Chairman, Chief Executive
                                Officer and President

     A. G. Fernandes            Executive Vice President
                                and Director

     M. L. Knowles              Executive Vice President,
                                Chief Financial Officer
                                and Director

     W. E. Wade, Jr.            Executive Vice President
                                and Director

     M. E. Wiley                Executive Vice President
                                and Director

     H. L. Bilhartz             Senior Vice President

     J. B. Cheatham IV          Senior Vice President

     T. G. Dallas               Senior Vice President
                                and Treasurer

     K. R. Dickerson            Senior Vice President

     M. L. Hazelwood            Senior Vice President

     J. H. Kelly                Senior Vice President


                     Page 5 of 7 Pages

                                Principal Occupation
                                         or
       Name                          Employment
       ----                     --------------------

     S. R. Mut                  Senior Vice President

     W. C. Rusnack(a)           Senior Vice President

     J. M. Slater               Senior Vice President

     J. K. Thompson(b)          Senior Vice President

     D. R. Voelte, Jr.          Senior Vice President

     B. G. Whitmore             Senior Vice President,
                                General Counsel and
                                Corporate Secretary

     A. L. Comstock             Vice President and
                                Controller
     ________________

     (a) Mr. Rusnack owns one share of Lyondell Common Stock owned jointly with his spouse.

     (b)  Mr. Thompson owns ten shares of Lyondell Common Stock.


Table II.  Other Directors (who are not Executive Officer of ARCO)

                                                   Principal
                                                   Occupation
Name               Business Address                or Employment
----               ----------------                -------------

F. D. Boren        Sustainable Conservation        President
                   45 Belden Place - 3rd Floor
                   San Francisco, CA  94104

L. M. Cook         Atlantic Richfield Company      Retired Chairman
                   515 S. Flower Street            and Chief Executive
                   Suite 5091                      Officer, ARCO
                   Los Angeles, CA   90071

R. H. Deihl        17101 Via Barranca del Zorro    Former Chairman,
                   P.O. Box 8322                   H.F. Ahmanson & Company
                   Rancho Santa Fe, CA  92067

J. Gavin           2100 Century Park West          Chairman, Gamma Services
                   No. 10263                       International
                   Los Angeles, CA   90067


                     Page 6 of 7 Pages

                                                    Principal
                                                    Occupation
Name                Business Address                or Employment
----                ----------------                -------------

H. H. Gray          University of Chicago           President Emeritus
                    Department of History           and Professor of
                    1126 E. 59th Street             History
                    Chicago, IL  60637

P. M. Hawley        400 S. Hope Street              Former Chairman
                    Suite 1900                      and Chief Execu-
                    Los Angeles, CA  90071          tive Officer,
                                                    Carter Hawley
                                                    Hale Stores, Inc.

K. Kresa            Northrop Grumman Corporation    Chairman,
                    1840 Century Park East          President and
                    Los Angeles, CA   90067         Chief Executive
                                                    Officer

D. T. McLaughlin    The Aspen Institute             President and
                    Carmichael Road                 Chief Executive
                    P.O. Box 222                    Officer
                    Queenstown, MD   21658

J. B. Slaughter     Occidental College              President
                    1600 Campus Road
                    Los Angeles, CA  90041

H. Wendt            c/o Quivira Vineyards           Former Chairman
                    4900 West Dry Creek Road        SmithKline,
                    Healdsburg, CA   95448-9721     Beecham


                        (Page 7 of 7 Pages)